Eastern Virginia Bankshares, Inc. Releases Second Quarter 2014 Results

TAPPAHANNOCK, Va., July 25, 2014 /PRNewswire/ -- Eastern Virginia Bankshares, Inc. (NASDAQ: EVBS) (the "Company"), the one bank holding company of EVB (the "Bank"), reported today its results of operations for the three and six months ended June 30, 2014.

Performance Summary

	Three Months Ended June 30,
(dollars in thousands, except per share data)	2014	2013
Net income (1)	$ 1,655	$ 673
Net income available to common shareholders (1)	$ 1,114	$ 297
Basic earnings per common share	$ 0.10	$ 0.04
Diluted earnings per common share	$ 0.06	$ 0.04
Return on average assets (annualized)	0.43%	0.11%
Return on average common shareholders' equity (annualized)	4.76%	1.48%
Net interest margin (tax equivalent basis)	3.82%	3.21%

	Six Months Ended June 30,
(dollars in thousands, except per share data)	2014	2013
Net income (1)	$ 3,651	$ 1,753
Net income available to common shareholders (1)	$ 2,592	$ 1,001
Basic earnings per common share	$ 0.22	$ 0.15
Diluted earnings per common share	$ 0.15	$ 0.14
Return on average assets (annualized)	0.50%	0.19%
Return on average common shareholders' equity (annualized)	5.68%	2.58%
Net interest margin (tax equivalent basis)	3.88%	3.22%

(1) The difference between net income and net income available to common shareholders is the effective dividend to holders of the Company's Series A Preferred Stock.

The Company's results continue to be positively impacted by asset quality improvements and the extinguishment of long-term Federal Home Loan Bank ("FHLB") advances in the third quarter of 2013, as discussed in greater detail below. The prepayment of these advances has significantly improved the Company's financial position and net interest margin for the three and six months ended June 30, 2014 as compared to the three and six months ended June 30, 2013.

In announcing these results, Joe A. Shearin, President and Chief Executive Officer commented, "I am pleased with our Company's results for the second quarter of 2014 and the continued focus and execution of our strategic plan. For the three and six months ended June 30, 2014 we are reporting a 145.9% and a 108.3% increase in net income compared to the same periods of the prior year. Much of our improvement continues to be driven by our asset quality improvements and the strengthening of our balance sheet through the execution of our previously disclosed strategic initiatives. Lower asset yields and margin compression continues to be a challenge in the historically low rate environment which has been compounded by competitive pressures. Although organic loan growth has been slower than we anticipated, I am very encouraged by the pockets of growth we are seeing in our markets that began late in the second quarter." Shearin further commented, "During the second quarter we hired two commercial and industrial lenders and opened a loan production office in Chesterfield County, Virginia. This will allow us to capitalize on an attractive, economically growing market that is under served, diversify risk in our loan portfolio and provide our customers with lending expertise they require."

Shearin concluded, "The first half of 2014 was a very exciting time for our Company. We have accomplished a number of the objectives identified in our strategic plan. After withstanding the last several years in a difficult economy, I am extremely proud of our employees and their continued focus on growing our franchise and increasing the long-term value of our Company. Among our many accomplishments, perhaps the most exciting is the pending acquisition of Virginia Company Bank. EVB and Virginia Company Bank are two great organizations which share similar dedication to their customers, shareholders and the communities they serve. We are very excited about the future prospects of our combined organization and the expansion of our branch network into the attractive and growing markets of the Virginia Peninsula."

For the three months ended June 30, 2014, the following were significant factors in the Company's reported results:

  Increase in net interest income of $962 thousand from the same period in 2013, principally due to a $1.4 million decrease in interest expense;
  Net interest margin (tax equivalent basis) increased 61 basis points to 3.82% during the second quarter of 2014 as compared to 3.21% for the same period in 2013;
  No provision for loan losses during the second quarter of 2014 compared to $600 thousand for the same period in 2013, reflecting the Company's conservative approach to provisioning for the allowance for loan losses in prior periods and a reduction in net charge-offs to $288 thousand for the second quarter of 2014 from $2.3 million in the same period of 2013;
  Increase in nonperforming assets of $1.6 million from March 31, 2014 to June 30, 2014 due primarily to the Company placing three loans on nonaccrual status as a result of the continued deteriorating financial condition of the borrowers in the second quarter of 2014;
  Expenses related to FDIC insurance premiums declined to $305 thousand, compared to $596 thousand for the same period in 2013, as the Company faced lower FDIC insurance assessment rates following termination of its written agreement with its federal and state banking regulators (the "Written Agreement");
  Other operating expenses increased $261 thousand during the second quarter of 2014 as compared to the same period in 2013 and was driven primarily by higher legal and professional fees; and
  Increase in the effective dividend on preferred stock of $165 thousand from the same period in 2013 due primarily to the dividend rate of the Company's Series A Preferred Stock increasing from 5% to 9% in the first quarter of 2014.

For the six months ended June 30, 2014, the following were significant factors in the Company's reported results:

  Increase in net interest income of $2.2 million from the same period in 2013, principally due to a $2.8 million decrease in interest expense;
  Net interest margin (tax equivalent basis) increased 66 basis points to 3.88% for the six months ended June 30, 2014 as compared to 3.22% for the same period in 2013;
  Provision for loan losses of $250 thousand compared to $1.2 million for the same period in 2013, reflecting a reduction in net charge-offs to $399 thousand for the six months ended June 30, 2014, from $3.7 million in the same period of 2013;
  Decrease in nonperforming assets of $1.4 million during the first six months of 2014 as compared to the same period in 2013 due to the Company's continued focus on credit quality initiatives to improve its asset quality and resolve nonperforming assets;
  Expenses related to FDIC insurance premiums of $637 thousand, compared to $1.2 million for the same period in 2013;
  Other operating expenses increased $352 thousand during the first six months of 2014 as compared to the same period in 2013 and was driven primarily by higher legal and professional fees; and
  Increase in the effective dividend on preferred stock of $307 thousand from the same period in 2013 due primarily to the dividend rate of the Company's Series A Preferred Stock increasing from 5% to 9% in the first quarter of 2014.

Operations Analysis

The following tables present average balances of assets and liabilities, the average yields earned on such assets (on a tax equivalent basis) and rates paid on such liabilities, and the net interest margin for the three and six months ended June 30, 2014 and 2013.

Average Balance Sheet and Net Interest Margin Analysis
(dollars in thousands)

	Three Months Ended June 30,
	2014			2013
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate (1)	Balance	Expense	Rate (1)
Assets:
Securities
Taxable	$ 236,634	$ 1,338	2.27%	$ 257,275	$ 1,307	2.04%
Restricted securities	6,779	89	5.27%	8,949	83	3.72%
Tax exempt (2)	29,521	294	3.99%	22,988	218	3.80%
Total securities	272,934	1,721	2.53%	289,212	1,608	2.23%
Interest bearing deposits in other banks	5,097	4	0.31%	58,826	40	0.27%
Federal funds sold	121	-	0.00%	114	-	0.00%
Loans, net of unearned income (3)	685,491	8,562	5.01%	674,528	9,052	5.38%
Total earning assets	963,643	10,287	4.28%	1,022,680	10,700	4.20%
Less allowance for loan losses	(14,898)			(18,992)
Total non-earning assets	98,403			94,736
Total assets	$ 1,047,148			$ 1,098,424

Liabilities & Shareholders' Equity:
Interest-bearing deposits
Checking	$ 259,279	$ 233	0.36%	$ 246,254	$ 234	0.38%
Savings	89,334	30	0.13%	90,779	40	0.18%
Money market savings	113,929	116	0.41%	127,579	134	0.42%
Large dollar certificates of deposit (4)	99,525	307	1.24%	129,854	428	1.32%
Other certificates of deposit	124,096	292	0.94%	129,523	390	1.21%
Total interest-bearing deposits	686,163	978	0.57%	723,989	1,226	0.68%
Federal funds purchased and repurchase
agreements	3,274	5	0.61%	3,432	5	0.58%
Short-term borrowings	68,547	36	0.21%	-	-	0.00%
Long-term borrowings	-	-	0.00%	117,500	1,187	4.05%
Trust preferred debt	10,310	88	3.42%	10,310	87	3.38%
Total interest-bearing liabilities	768,294	1,107	0.58%	855,231	2,505	1.17%
Noninterest-bearing liabilities
Demand deposits	134,605			126,706
Other liabilities	4,801			7,261
Total liabilities	907,700			989,198
Shareholders' equity	139,448			109,226
Total liabilities and shareholders' equity	$ 1,047,148			$ 1,098,424

Net interest income (2)		$ 9,180			$ 8,195

Interest rate spread (2)(5)			3.70%			3.03%
Interest expense as a percent of
average earning assets			0.46%			0.98%
Net interest margin (2)(6)			3.82%			3.21%

Notes:
(1) Yields are annualized and based on average daily balances.
(2) Income and yields are reported on a tax equivalent basis assuming a federal tax rate of 34%, with a $90 adjustment for 2014 and a $67 adjustment in 2013.
(3) Nonaccrual loans have been included in the computations of average loan balances.
(4) Large dollar certificates of deposit are certificates issued in amounts of $100 or greater.
(5) Interest rate spread is the average yield on earning assets, calculated on a fully taxable basis, less the average rate incurred on interest-bearing liabilities.
(6) Net interest margin is the net interest income, calculated on a fully taxable basis, expressed as a percentage of average earning assets.

(dollars in thousands)

	Six Months Ended June 30,
	2014			2013
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate (1)	Balance	Expense	Rate (1)
Assets:
Securities
Taxable	$ 238,849	$ 2,845	2.40%	$ 261,544	$ 2,729	2.10%
Restricted securities	7,006	191	5.50%	9,088	169	3.75%
Tax exempt (2)	29,893	600	4.05%	17,968	344	3.86%
Total securities	275,748	3,636	2.66%	288,600	3,242	2.27%
Interest bearing deposits in other banks	6,288	8	0.26%	54,514	65	0.24%
Federal funds sold	132	-	0.00%	234	-	0.00%
Loans, net of unearned income (3)	681,821	17,112	5.06%	674,306	18,008	5.39%
Total earning assets	963,989	20,756	4.34%	1,017,654	21,315	4.22%
Less allowance for loan losses	(14,842)			(19,674)
Total non-earning assets	98,946			91,764
Total assets	$ 1,048,093			$ 1,089,744

Liabilities & Shareholders' Equity:
Interest-bearing deposits
Checking	$ 258,234	$ 461	0.36%	$ 245,404	$ 470	0.39%
Savings	89,757	60	0.13%	89,529	80	0.18%
Money market savings	116,494	241	0.42%	129,950	283	0.44%
Large dollar certificates of deposit (4)	100,143	608	1.22%	128,327	859	1.35%
Other certificates of deposit	124,591	595	0.96%	131,262	808	1.24%
Total interest-bearing deposits	689,219	1,965	0.57%	724,472	2,500	0.70%
Federal funds purchased and repurchase
agreements	3,329	10	0.61%	3,363	10	0.60%
Short-term borrowings	70,754	71	0.20%	-	-	0.00%
Long-term borrowings	-	-	0.00%	117,500	2,361	4.05%
Trust preferred debt	10,310	176	3.44%	10,310	174	3.40%
Total interest-bearing liabilities	773,612	2,222	0.58%	855,645	5,045	1.19%
Noninterest-bearing liabilities
Demand deposits	132,074			122,171
Other liabilities	4,745			7,226
Total liabilities	910,431			985,042
Shareholders' equity	137,662			104,702
Total liabilities and shareholders' equity	$ 1,048,093			$ 1,089,744

Net interest income (2)		$ 18,534			$ 16,270

Interest rate spread (2)(5)			3.76%			3.03%
Interest expense as a percent of average earning assets
			0.46%			1.00%
Net interest margin (2)(6)			3.88%			3.22%

Notes:
(1) Yields are annualized and based on average daily balances.
(2) Income and yields are reported on a tax equivalent basis assuming a federal tax rate of 34%, with a $183 adjustment for 2014 and a $105 adjustment in 2013.
(3) Nonaccrual loans have been included in the computations of average loan balances.
(4) Large dollar certificates of deposit are certificates issued in amounts of $100 or greater.
(5) Interest rate spread is the average yield on earning assets, calculated on a fully taxable basis, less the average rate incurred on interest-bearing liabilities.
(6) Net interest margin is the net interest income, calculated on a fully taxable basis, expressed as a percentage of average earning assets.

Interest Income and Expense

Net interest income

Net interest income in the second quarter of 2014 increased $962 thousand, or 11.8%, when compared to the second quarter of 2013. Net interest income in the six months ended June 30, 2014 increased $2.2 million, or 13.5%, when compared to the same period in 2013. The most significant factors impacting net interest income during these periods were as follows:

Positive Impacts:

  Extinguishment of higher-rate long-term FHLB advances during the third quarter of 2013, which drove declines in the Company's interest expense and rate paid on average interest-bearing liabilities;
  Decreases in the average balances of and average rates paid on total interest-bearing deposits;
  Increasing yields on the investment securities portfolio driven by increases in interest rates over the comparable periods and rebalancing efforts during late 2013 and the first half of 2014, which largely consisted of accelerated prepayments on lower yield Agency mortgage-backed and Agency CMO securities and a greater allocation of the portfolio to SBA Pool securities and higher yielding, longer duration municipal securities; and
  Increasing average loan balances.

Negative Impacts:

  Decreasing yields on the Company's loan portfolio; and
  Decreasing average short-term investment balances.

Total interest income

Total interest income decreased 4.1% and 3.0% for the three and six month periods ended June 30, 2014, as compared to the same periods in 2013, respectively. These declines in total interest income were driven primarily by declines in the yield on the loan portfolio and a decrease in average investment securities. These declines were partially offset by higher yields on investment securities and higher average loan balances.

Loans

Average loan balances increased for both the three and six month periods ended June 30, 2014, as compared to the same periods in 2013, due primarily to the purchase of $27.2 million in performing one-to-four family residential mortgage loans in the first quarter of 2014 and the origination of a line of credit to fund loan originations through Southern Trust Mortgage, LLC (balance of $11.6 million as of June 30, 2014) in the second quarter of 2014, and partially offset by weak loan demand in the Company's markets as a result of the continuing challenging economic conditions. In addition, due to the historically low interest rate environment, loans were originated during the second quarter and first six months of 2014 at much lower yields than seasoned loans in the Company's loan portfolio, which has contributed significantly to lower yields on the loan portfolio and lower interest income. Total average loans were 71.1% of total average interest-earning assets for the three months ended June 30, 2014, compared to 66.0% for the three months ended June 30, 2013. Total average loans were 70.7% of total average interest-earning assets for the six months ended June 30, 2014, compared to 66.3% for the six months ended June 30, 2013.

Investment securities

Average investment securities balances declined for both the three and six month periods ended June 30, 2014, as compared to the same periods in 2013, due to the Company's efforts to rebalance the securities portfolio, while the yields increased on investment securities. Increasing yields on the investment securities portfolio were driven by increases in interest rates over the comparable periods and rebalancing efforts during late 2013 and the first half of 2014, which largely consisted of accelerated prepayments on lower yield Agency mortgage-backed and Agency CMO securities and a greater allocation of the portfolio to SBA Pool securities and higher yielding, longer duration municipal securities.

Interest bearing deposits in other banks

Average interest bearing deposits in other banks decreased significantly for both the three and six month periods ended June 30, 2014, as compared to the same periods in 2013, due to the overall decrease in our average total deposits, the purchase of $27.2 million in performing one-to-four family mortgage loans in the first quarter of 2014 and declines in average total borrowings that were largely due to extinguishing the Company's long-term FHLB advances during the third quarter of 2013.

Interest-bearing deposits

Average total interest-bearing deposit balances and related rates paid decreased for both the three and six month periods ended June 30, 2014, as compared to the same periods in 2013, contributing to the reductions in interest expense in the second quarter and first six months of 2014. Retail deposits continued to shift from higher priced certificates of deposit and money market savings accounts to lower priced checking (or "NOW") accounts.

Borrowings

Average total borrowings and related rates paid decreased for both the three and six month periods ended June 30, 2014, as compared to the same periods in 2013, significantly driving the reduction in interest expense in the second quarter and first half of 2014. Average total borrowings and related rates paid decreased primarily due to the extinguishment of higher rate long-term FHLB advances during the third quarter of 2013. The long-term FHLB advances were replaced with short-term FHLB advances at a significantly lower rate and lower principal balance.

Noninterest Income

The following tables depict the components of noninterest income for the three and six months ended June 30, 2014 and 2013:

	Three Months Ended June 30,
(dollars in thousands)	2014	2013	Change $	Change %
Service charges and fees on deposit accounts	$ 837	$ 729	$ 108	14.8%
Debit/credit card fees	378	375	3	0.8%
Gain on sale of available for sale securities, net	109	58	51	87.9%
Gain on sale of bank premises and equipment	-	25	(25)	-100.0%
Other operating income	315	263	52	19.8%
Total noninterest income	$ 1,639	$ 1,450	$ 189	13.0%

	Six Months Ended June 30,
(dollars in thousands)	2014	2013	Change $	Change %
Service charges and fees on deposit accounts	$ 1,659	$ 1,495	$ 164	11.0%
Debit/credit card fees	687	708	(21)	-3.0%
Gain on sale of available for sale securities, net	489	525	(36)	-6.9%
Gain on sale of bank premises and equipment	5	26	(21)	-80.8%
Other operating income	691	644	47	7.3%
Total noninterest income	$ 3,531	$ 3,398	$ 133	3.9%

Key changes in the components of noninterest income for both the three and six months ended June 30, 2014, as compared to the same periods in 2013, are discussed below:

  Service charges and fees on deposit accounts increased due to increases in service charge income on checking accounts;
  Gain on sale of available for sale securities, net increased for the second quarter of 2014 compared to the same period of 2013 and was primarily the result of the Company adjusting the composition of the investment portfolio as part of the Company's overall asset/liability management strategy. The Company generated gains during the first six months of 2014 by selling a portion of its previously impaired agency preferred securities (FNMA & FHLMC) to remove classified assets from the Company's balance sheet and to fund purchases of taxable securities to increase the Company's sources of taxable income. The Company will continue to strategically evaluate opportunities to further adjust the composition of its investment portfolio through the balance of 2014;
  Gain on sale of bank premises and equipment decreased as disposal gains on company vehicles were recognized in the prior year with no such gain being recognized in the second quarter of 2014; and
  Other operating income increased for the three and six months ended June 30, 2014, as compared to the same periods in 2013, primarily due to higher earnings from bank owned life insurance policies during 2014, and with respect to the three months ended June 30, 2014, higher earnings from the Bank's subsidiaries compared to the second quarter of 2013.

In addition, debit/credit card fees declined during the first six months of 2014, as compared to 2013, primarily due to lower debit card income.

Noninterest Expense

The following tables depict the components of noninterest expense for the three and six months ended June 30, 2014 and 2013:

	Three Months Ended June 30,
(dollars in thousands)	2014	2013	Change $	Change %
Salaries and employee benefits	$ 4,748	$ 4,146	$ 602	14.5%
Occupancy and equipment expenses	1,267	1,271	(4)	-0.3%
FDIC expense	305	596	(291)	-48.8%
Collection, repossession and other real estate owned	89	126	(37)	-29.4%
Loss on sale of other real estate owned	28	118	(90)	-76.3%
Impairment losses on other real estate owned	6	133	(127)	-95.5%
Other operating expenses	2,076	1,815	261	14.4%
Total noninterest expenses	$ 8,519	$ 8,205	$ 314	3.8%

	Six Months Ended June 30,
(dollars in thousands)	2014	2013	Change $	Change %
Salaries and employee benefits	$ 9,334	$ 8,295	$ 1,039	12.5%
Occupancy and equipment expenses	2,586	2,527	59	2.3%
FDIC expense	637	1,183	(546)	-46.2%
Collection, repossession and other real estate owned	156	252	(96)	-38.1%
Loss on sale of other real estate owned	15	155	(140)	-90.3%
Impairment losses on other real estate owned	11	143	(132)	-92.3%
Other operating expenses	3,958	3,606	352	9.8%
Total noninterest expenses	$ 16,697	$ 16,161	$ 536	3.3%

Key changes in the components of noninterest expense for both the three and six months ended June 30, 2014, as compared to the same periods in 2013, are discussed below:

  Salaries and employee benefits increased for the three and six month periods due to annual merit increases, lower deferred compensation on loan originations and higher group term insurance costs;
  FDIC insurance expense decreased for the three and six month periods due to lower base assessment rates resulting from the improvement in the Bank's overall composite rating in connection with the termination of the Written Agreement in July 2013, and corresponding decreases in FDIC insurance assessment rates during 2014;
  Collection, repossession and other real estate owned expenses decreased for the three and six month periods due to declines in carrying balances of OREO and classified assets;
  Loss on the sale of other real estate owned declined for the three and six month periods and were driven by lower OREO balances and stabilization of real estate prices in our markets;
  Impairment losses on other real estate owned have decreased as OREO balances have continued to decline and real estate prices in our markets have continued to stabilize; and
  Other operating expenses increased for the three and six month periods primarily due to higher legal and professional services primarily related to the Company's investment in Southern Trust Mortgage, LLC, increased customer check and coupon incentives and additional consulting charges related to compliance and loan operations. These increases in other operating expenses were partially offset by lower telephone expense as a result of changing vendors which generated cost savings. Additionally, for the three month period, marketing and advertising expense was elevated due to increased expenditures on television, radio and newspaper advertising. However, for the six month period, marketing and advertising expense declined due to lower expenditures on television, radio and newspaper advertising that were partially offset by new branch opening expenses in the same period of 2013.

Balance Sheet and Asset Quality

Balance Sheet

Key balance sheet components as of June 30, 2014 and December 31, 2013 are as follows:

	June 30,	December 31,
(dollars in thousands)	2014	2013	Change $	Change %
Total assets	$ 1,056,083	$ 1,027,074	$ 29,009	2.8%
Securities available for sale, at fair value	227,632	234,935	(7,303)	-3.1%
Securities held to maturity, at carrying value	34,077	35,495	(1,418)	-4.0%
Total loans	697,993	657,197	40,796	6.2%
Total deposits	821,526	834,462	(12,936)	-1.6%
Total borrowings	90,552	55,259	35,293	63.9%
Total shareholders' equity	140,760	132,949	7,811	5.9%

Key balance sheet components as of June 30, 2014 and 2013 are as follows:

	June 30,	June 30,
(dollars in thousands)	2014	2013	Change $	Change %
Total assets	$ 1,056,083	$ 1,115,804	$ (59,721)	-5.4%
Securities available for sale, at fair value	227,632	275,790	(48,158)	-17.5%
Securities held to maturity, at carrying value	34,077	-	34,077	100.0%
Total loans	697,993	671,354	26,639	4.0%
Total deposits	821,526	842,271	(20,745)	-2.5%
Total borrowings	90,552	131,141	(40,589)	-31.0%
Total shareholders' equity	140,760	135,149	5,611	4.2%

Asset Quality

The asset quality measures depicted below continue to reflect the Company's efforts to prudently charge-off loans as losses are identified and maintain an appropriate allowance for potential future loan losses.

The following table depicts the net charge-off activity for the three and six months ended June 30, 2014 and 2013.

	Three months ended		Six months ended
(dollars in thousands)	June 30,		June 30,
	2014	2013	2014	2013
Net charge-offs	$ 288	$ 2,283	$ 399	$ 3,705
Net charge-offs to average loans	0.17%	1.36%	0.12%	1.11%

The following table depicts the level of the allowance for loan losses as of the dates presented.

(dollars in thousands)	June 30,	December 31,	June 30,
	2014	2013	2013
Allowance for loan losses	$ 14,618	$ 14,767	$ 17,833
Allowance for loan losses to period end loans	2.09%	2.25%	2.66%
Allowance for loan losses to nonaccrual loans	149.61%	134.03%	250.84%
Allowance for loan losses to nonperforming loans	149.61%	134.03%	250.84%

The following table depicts the level of nonperforming assets as of the dates presented.

(dollars in thousands)	June 30,	December 31,	June 30,
	2014	2013	2013
Nonaccrual loans	$ 9,770	$ 11,018	$ 7,110
Loans past due 90 days and accruing interest	-	-	-
Total nonperforming loans	$ 9,770	$ 11,018	$ 7,110
Other real estate owned ("OREO")	601	800	2,594
Total nonperforming assets	$ 10,371	$ 11,818	$ 9,704

Nonperforming assets to total loans and OREO	1.48%	1.80%	1.44%

The following tables present the change in the balances of OREO and nonaccrual loans for the six months ended June 30, 2014.

OREO:		Nonaccrual Loans:

(dollars in thousands)		(dollars in thousands)
Balance at December 31, 2013	$ 800	Balance at December 31, 2013	$ 11,018
Transfers from loans	289	Loans returned to accrual status	(4,859)
Capitalized costs	-	Net principal curtailments	(1,590)
Sales proceeds	(462)	Charge-offs	(532)
Impairment losses on valuation adjustments	(11)	Loan collateral moved to OREO	(289)
Loss on disposition	(15)	Loans placed on nonaccrual during period	6,022
Balance at June 30, 2014	$ 601	Balance at June 30, 2014	$ 9,770

In general, the modification or restructuring of a loan constitutes a troubled debt restructuring ("TDR") when we grant a concession to a borrower experiencing financial difficulty. The following table depicts the balances of TDRs as of the dates presented.

	June 30,	December 31,	June 30,
(dollars in thousands)	2014	2013	2013

Performing TDRs	$ 16,383	$ 16,026	$ 5,209
Nonperforming TDRs*	3,963	4,188	3,011
Total TDRs	$ 20,346	$ 20,214	$ 8,220

* Included in nonaccrual loans.

Forward Looking Statements

Certain statements contained in this release that are not historical facts may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In addition, certain statements may be contained in the Company's future filings with the Securities and Exchange Commission (the "SEC"), in press releases, and in oral and written statements made by or with the approval of the Company that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans, objectives and expectations of the Company or its management or Board of Directors, including those relating to products or services, the performance or disposition of portions of the Company's asset portfolio, future changes to the Bank's branch network, the payment of dividends, and the ability to realize deferred tax assets; (iii) statements of future financial performance and economic conditions; (iv) statements regarding the impact of the memorandum of understanding among the Company, the Bank, the Reserve Bank and the Bureau, dated September 5, 2013 (the "MOU") or the termination of the MOU on our financial condition, operations and capital strategies, including strategies related to payment of dividends on the Company's outstanding common and preferred stock and to redemption of the Company's Series A Preferred Stock; (v) statements regarding the adequacy of the allowance for loan losses; (vi) statements regarding the effect of future sales of investment securities or foreclosed properties; (vii) statements regarding the Company's liquidity; (viii) statements of management's expectations regarding future trends in interest rates, real estate values, and economic conditions generally and in the Company's markets; (ix) statements regarding future asset quality, including expected levels of charge-offs; (x) statements regarding potential changes to laws, regulations or administrative guidance; (xi) statements regarding business initiatives related to and the use of proceeds from the private placements (the "Private Placements") and the rights offering (the "Rights Offering") the Company completed in 2013, including expected future interest expenses and net interest margin following the prepayment of long-term FHLB advances; and (xii) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," "continue," "remain," "will," "should," "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

  factors that adversely affect the business initiatives related to and the use of proceeds from the Rights Offering and the Private Placements, including, without limitation, changes in market conditions that adversely affect the Company's ability to dispose of or work out assets adversely classified by us on advantageous terms or at all;
  the Company's ability and efforts to assess, manage and improve its asset quality;
  the strength of the economy in the Company's target market area, as well as general economic, market, political, or business factors;
  changes in the quality or composition of the Company's loan or investment portfolios, including adverse developments in borrower industries, decline in real estate values in its markets, or in the repayment ability of individual borrowers or issuers;
  the effects of the Company's adjustments to the composition of its investment portfolio;
  the impact of government intervention in the banking business;
  an insufficient allowance for loan losses;
  the Company's ability to meet the capital requirements of its regulatory agencies;
  changes in laws, regulations and the policies of federal or state regulators and agencies, including rules to implement the Basel III capital framework and for calculating risk-weighted assets;
  adverse reactions in financial markets related to the budget deficit of the United States government;
  changes in the interest rates affecting the Company's deposits and loans;
  the loss of any of the Company's key employees;
  changes in the Company's competitive position, competitive actions by other financial institutions and the competitive nature of the financial services industry and the Company's ability to compete effectively against other financial institutions in its banking markets;
  the Company's potential growth, including its entrance or expansion into new markets, the opportunities that may be presented to and pursued by it and the need for sufficient capital to support that growth;
  changes in government monetary policy, interest rates, deposit flow, the cost of funds, and demand for loan products and financial services;
  the Company's ability to maintain internal control over financial reporting;
  the Company's ability to raise capital as needed by its business;
  the Company's reliance on secondary sources, such as Federal Home Loan Bank advances, sales of securities and loans, federal funds lines of credit from correspondent banks and out-of-market time deposits, to meet its liquidity needs;
  possible changes to the Company's Board of Directors, including in connection with the Private Placements and deferred dividends on the Company's Series A Preferred Stock;
  the future prospects of the combined organization following the acquisition of Virginia Company Bank; and
  other circumstances, many of which are beyond the Company's control.

Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions and projections within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance, actions or achievements of the Company will not differ materially from any future results, performance, actions or achievements expressed or implied by such forward-looking statements. Readers should not place undue reliance on such statements, which speak only as of the date of this report. The Company does not undertake any steps to update any forward-looking statement that may be made from time to time by it or on its behalf.

Additional Information About the Acquisition of Virginia Company Bank and Where to Find It

Shareholders of Virginia Company Bank and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 that the Company will file with the SEC in connection with the proposed acquisition of Virginia Company Bank, because the proxy statement/prospectus will contain important information about the Company and the Bank, Virginia Company Bank, the acquisition, the persons soliciting proxies in the acquisition and their interests in the acquisition and related matters. Investors will be able to obtain all documents filed with the SEC by the Company free of charge at the SEC's Internet site (http://www.sec.gov). In addition, documents filed with the SEC by the Company will be available free of charge from the Corporate Secretary of Eastern Virginia Bankshares, Inc., 330 Hospital Road, Tappahannock, Virginia 22560 telephone (804) 443-8400. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing the Company's website at www.evb.org under the heading "SEC Filings." Shareholders of Virginia Company Bank and other investors are urged to read the proxy statement/prospectus carefully before making a decision concerning the acquisition.

This press release shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor shall there be any sale, purchase or exchange of any securities in any jurisdiction in which such offer, solicitation, sale, purchase or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of the proxy statement/prospectus described in the paragraph above, and which shall constitute a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Selected Financial Information	Three months ended		Six months ended
(dollars in thousands, except per share data)	June 30,		June 30,
Statements of Income	2014	2013	2014	2013
Interest and dividend income	$ 10,197	$ 10,633	$ 20,573	$ 21,210
Interest expense	1,107	2,505	2,222	5,045
Net interest income	9,090	8,128	18,351	16,165
Provision for loan losses	-	600	250	1,200
Net interest income after provision for loan losses	9,090	7,528	18,101	14,965

Service charges and fees on deposit accounts	837	729	1,659	1,495
Other operating income	315	263	691	644
Debit/credit card fees	378	375	687	708
Gain on sale of available for sale securities, net	109	58	489	525
Gain on sale of bank premises and equipment	-	25	5	26
Noninterest income	1,639	1,450	3,531	3,398

Salaries and employee benefits	4,748	4,146	9,334	8,295
Occupancy and equipment expenses	1,267	1,271	2,586	2,527
FDIC expense	305	596	637	1,183
Collection, repossession and other real estate owned	89	126	156	252
Loss on sale of other real estate owned	28	118	15	155
Impairment losses on other real estate owned	6	133	11	143
Other operating expenses	2,076	1,815	3,958	3,606
Noninterest expenses	8,519	8,205	16,697	16,161

Income before income taxes	2,210	773	4,935	2,202
Income tax expense	555	100	1,284	449
Net income	$ 1,655	$ 673	$ 3,651	$ 1,753
Less: Effective dividend on preferred stock	541	376	1,059	752
Net income available to common shareholders	$ 1,114	$ 297	$ 2,592	$ 1,001
Income per common share: basic	$ 0.10	$ 0.04	$ 0.22	$ 0.15
diluted	$ 0.06	$ 0.04	$ 0.15	$ 0.14
Selected Ratios
Return on average assets	0.43%	0.11%	0.50%	0.19%
Return on average common shareholders' equity	4.76%	1.48%	5.68%	2.58%
Net interest margin (tax equivalent basis)	3.82%	3.21%	3.88%	3.22%
Period End Balances
Investment securities	$ 261,709	$ 275,790	$ 261,709	$ 275,790
Loans, net of unearned income	697,993	671,354	697,993	671,354
Total assets	1,056,083	1,115,804	1,056,083	1,115,804
Total deposits	821,526	842,271	821,526	842,271
Total borrowings	90,552	131,141	90,552	131,141
Total shareholders' equity	140,760	135,149	140,760	135,149
Book value per common share	8.07	8.39	8.07	8.39
Average Balances
Investment securities	$ 272,934	$ 289,212	$ 275,748	$ 288,600
Loans, net of unearned income	685,491	674,528	681,821	674,306
Total earning assets	963,643	1,022,680	963,989	1,017,654
Total assets	1,047,148	1,098,424	1,048,093	1,089,744
Total deposits	820,768	850,695	821,293	846,643
Total borrowings	82,131	131,242	84,393	131,173
Total shareholders' equity	139,448	109,226	137,662	104,702
Asset Quality at Period End
Allowance for loan losses	$ 14,618	$ 17,833	$ 14,618	$ 17,833
Nonperforming assets	10,371	9,704	10,371	9,704
Net charge-offs	288	2,283	399	3,705
Net charge-offs to average loans	0.17%	1.36%	0.12%	1.11%
Allowance for loan losses to period end loans	2.09%	2.66%	2.09%	2.66%
Allowance for loan losses to nonaccrual loans	149.61%	250.84%	149.61%	250.84%
Nonperforming assets to total assets	0.98%	0.87%	0.98%	0.87%
Nonperforming assets to total loans and other real estate owned	1.48%	1.44%	1.48%	1.44%
Other Information
Number of shares outstanding - period end	11,862,367	10,719,470	11,862,367	10,719,470
Average shares outstanding - basic	11,862,367	7,040,413	11,862,367	6,557,664
Average shares outstanding - diluted	17,102,559	8,134,519	17,102,559	7,107,739

Contact: Adam Sothen
Chief Financial Officer
Voice: (804) 443-8404
Fax: (804) 445-1047